EXHIBIT 99.2

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2014 Page 1

The following discussion and analysis of the operations, results, and financial position of Coral Gold Resources Ltd. (the “Company” or “Coral”) should be read in conjunction with the Company’s audited consolidated financial statements for the year ended January 31, 2014 and the notes thereto (“Consolidated Financial Statements”).

This Management Discussion and Analysis (“MD&A”) is dated May 29, 2014 and discloses specified information up to that date. Coral is classified as a “venture issuer” for the purposes of National Instrument 51-102. The Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise cited, references to dollar amounts are Canadian dollars.

Throughout this report we refer to “Coral”, the “Company”, “we”, “us”, “our”, or “its”. All these terms are used in respect of Coral Gold Resources Ltd. We recommend that readers consult the “Cautionary Statement” on the last page of this report. Additional information relating to the Company is available on SEDAR at www.sedar.com and the Company’s website at www.coralgold.com.

Business Overview

The Company is an exploration stage entity whose principal business activities are the acquisition, exploration, and development of mineral properties. The Company’s mining claims are located in the states of Nevada and California in the United States. The Company’s present principal exploration activities have been focused on the Robertson mining claims located in Crescent Valley, Nevada. The Company is a reporting issuer in British Columbia, Alberta, and Ontario, a foreign issuer with the United States Securities & Exchange Commission, and trades on the TSX Venture Exchange under the symbol CLH, on the OTCBB under the symbol CLHRF, and on the Berlin & Frankfurt Stock Exchanges under the symbol GV8.

The Consolidated Financial Statements reflect the financial position and results of operations of Coral and its active US subsidiary, Coral Resources, Inc. All material intercompany transactions have been eliminated.

Overall Performance

The following is a summary of significant events and transactions during the year ended January 31, 2014 and to the date of this MD&A:

Robertson Property, Nevada

Coral’s Robertson property is an advanced stage exploration project located along the Battle Mountain/Cortez Gold trend in north-central Nevada and immediately adjacent to the Pipeline gold mine. Over the past 25 years, Coral Gold and various joint venture partners have spent more than $25 million exploring the Robertson property.

In that time an extensive database comprised of 533,453 feet of drilling through 1,160 drill holes and 101,757 gold assays has outlined 10 gold zones.

In January 2012, Coral's independent engineering firm, Beacon Hill Consultants (1988) Ltd. (“Beacon Hill”) published a Preliminary Economic Assessment (“PEA”) on 3 of the 10 known gold zones and determined that the Robertson Property is one of merit that warrants further development. The report also contained a current mineral resource estimate.

In mid-2010, exploration of the property was essentially halted by the BLM, who required Coral to submit a new Environmental Assessment before approving Coral’s new plan of operations. The situation, which is outlined below, was resolved in September 2013 after considerable expense and delayed progress.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2014 Page 2

In March 2014, Coral signed an Option, Joint Venture, and Private Placement agreement with Barrick Gold Exploration Inc. ("Barrick Gold") and Barrick Gold Corporation ("Barrick") on the Gold Ridge property. This property had previously been considered part of the Robertson property, but was partitioned for the sake of the exploration agreement that is outlined below.

Gold Ridge Property Agreement

On March 05, 2014 Coral announced that it had entered into an Option, Joint Venture, and Private Placement agreement with Barrick Gold Exploration Inc. ("Barrick Gold") and Barrick Gold Corporation ("Barrick"), pursuant to which Barrick Gold has been granted an option to earn up to an undivided 60% interest on the Company's Gold Ridge Property in Nevada (consisting of a portion of the Robertson Property) in consideration for Barrick Gold incurring US$12,000,000 in exploration expenditures over a five year period. In addition, Barrick Gold has the option to increase its interest by an additional 15% for an aggregate undivided 75% interest by preparing and delivering to the Company a scoping study. The Option Agreement also provides that upon Barrick Gold exercising its option, a 60%/40% or a 75%/25% joint venture between the parties will be established in order to further explore the Gold Ridge Property.

The Company also announced that, pursuant to a non-brokered private placement (the "Private Placement"), Barrick has subscribed for 4,150,000 common shares of the Company at a price of $0.17 per common share for gross proceeds of $705,500. The proceeds of the Private Placement will be used for exploration and for general working capital.

Barrick plans to commence drilling on the Gold Ridge property once permits have been received.

The Gold Ridge Property consists of 107 claims covering approximately 2.5 mi2 and is adjacent to the western side of the Robertson claim block located in North Central Nevada on the Cortez Gold Trend. The Cortez gold mine is one of the world's largest and lowest cost gold mines, and the surrounding area hosts excellent upside exploration potential. In 2007, Coral drilled two deep holes on the northern most area of the Gold Ridge Property and encountered lower plate Carlin type formation with anomalous gold intercepts.

During 2007, the Company completed two deep flooded reverse circulation drill holes on the Gold Ridge Property, TV07-1 and TV07-2, to depths of 2,990 feet and 3,450 feet, respectively. The drilling was designed to test the lower plate of the Roberts Mountains thrust fault (“RMTF”) for high-grade Carlin-type mineralization hosted by favorable carbonate strata. TV07-1 intersected a thick sequence of fine grained siliceous sedimentary and volcanic rocks followed by biotite and quartz hornfels equivalents in the upper plate of the RMTF. Although the hole failed to reach the lower plate of the RMTF, it did intersect a number of narrow low-grade zones. TV07-2 was collared along a dike-filled splay of the Try fault zone and intersected a sequence of mostly fine grained siliceous sedimentary rocks and hornfels to 3,080 feet, at which point altered and mineralized limy mudstone in the lower plate was encountered. Beginning at 3,080 feet, the hole returned 200 feet of weakly to strongly anomalous gold values ranging from 0.031 to 2.190 ppm gold, including four 10-foot-thick intervals that exceed 0.01 oz Au/t.

Follow up mapping, rock sampling, and infill gravity surveys in 2008 lead to the Company’s identification of a new lower plate target zone that extends from the Company’s deep hole, 2 km to the south. The Carlin-type target added significant discovery potential to the Robertson Property for a world-class gold deposit. The target zone consists of 107 claims covering approximately 2.5 square miles and is adjacent to the western side of the Robertson claim block just north of the Pipeline Mine open pit along a projected mineralized fault and fracture system that controls gold within that deposit.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2014 Page 3

Environmental Assessment (“EA”)

In April 2010, SRK Consulting (US) Inc. (“SRK”), Coral’s environmental compliance and permitting consultants, submitted an amended Plan of Operation ("APO") to the Bureau of Land Management (BLM) and the Nevada Department of Environmental Protection (NDEP) to allow the Company to carry out its work plan. A setback occurred when the BLM declined the drilling permit application because Coral’s existing EA (circa 1980's) was out of date. Realizing the importance to the Company of the ability to keep drilling, the BLM suggested withdrawing the APO, and reverting back to a previous APO from 2007 that allowed the Company to drill on certain areas of the property without any amendments.

In June 2010, the original APO was withdrawn. The Company immediately commissioned SRK to commence work on the new EA, which was to include archeological and endangered species studies, as well as addressing a number of other environmental issues. While the completion of the new comprehensive EA has delayed certain parts of the drill program, Coral stands by its ongoing commitment to sound environmental management.

The BLM accepted the fifth submission of the 2010 APO, and a kick off meeting was held on July 20, 2011. The meeting outlined the need for a new EA. In particular, the various categories to be studied in the EA – cultural, wild life, native religions, hazmat, paleontology, range management, noxious weeds, air quality, hydrology, riparian zones, migratory birds, environmental justice, and socio economic issues.

Studies had been in progress since November 2010, but the EA did not officially start until July 2011. The cultural studies were done by Kautz Environmental Consultants, Inc. (“Kautz and Co.”) of Reno, Nevada. Most of the other studies are by SRK out of Elko, Nevada who have overseen the entire environmental assessment.

As Coral anticipated, the work did not locate native religious sites or burial grounds, but the ghost mining town of Tenabo has required a detailed study.

By July 13, 2012, the baseline vegetation and wildlife field work had been completed and the baseline studies report was submitted to the BLM. The BLM's response to Coral’s baseline studies was received on July 27, 2012 and delivered to SRK, who have since supplied a response to the modifications to the baseline studies required by the BLM. SRK reported that responses from all the various questions on vegetation, wildlife, air quality, and Native American specialists had been received. As a result the Cumulative Effects Study Area (CESA) was enlarged and SRK completed the cumulative analysis, which is the final stage of the EA.

On September 24, 2012, Coral announced that SRK had completed and submitted the EA to the BLM. In September 2013, Coral received a notice from the BLM, which included the Decision on the Robertson Project Amendment to the Exploration Plan of Operations and Reclamation Permit Application and also the Finding of No Significant Impact (“FONSI”)

On January 13, 2014, Coral announced that it has received notice from the Bureau of Mining Regulation and Reclamation (BMRR) of the State of Nevada that the Plan of Amendment for Coral Resources Inc.'s Robertson Project has been approved. The BMRR has sent the revised Reclamation Permit to Coral.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2014 Page 4

Current Resources

Coral's current inferred resource estimate at the Robertson property core claims was calculated in the 2012 PEA Report by Beacon Hill. Gold ounces were calculated on the basis of US$1,350/oz Au and 70% Au recovery. The 0.0067 oz Au/t cut-off grade utilized to report the resource was derived from a mining cost of US$1.02/ton, processing cost of US$5.00/ton and waste cost of US$1.14/ton. The mineral resources in the table below were estimated using the CIM Standards on Mineral Resources and Reserves:

Zone	Tons	Ounces per Ton	Ounces of Au (Inferred)
39A	26,779,714	0.0230	615,933
GP Oxide	21,939,550	0.0127	278,632
GP Sulphide	48,759,224	0.0119	580,235
Porphyry Oxide	59,707,994	0.0137	818,000
Porphyry Sulphide	9,817,623	0.0132	129,593
Altenburg Hill Oxide	23,170,083	0.0131	303,528
Altenburg Hill Sulphide	178,279	0.0087	1,551
Triplett Gulch Sulphide	678,279	0.0152	10,310
East Zone Sulphide	694,672	0.0171	11,879

Total	191,725,418	0.0143	2,741,673

Note: Mineral resources that are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred resources as an Indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to the Indicated or Measured mineral resource category.

Preliminary Economic Assessment (“PEA”)

In 2010, Coral commissioned Beacon Hill to commence a PEA that would meet the NI 43-101 standard on three of its gold deposits located on the Robertson Property. The report was finalized and made public in late January 2012 (See news release dated January 18, 2012).

In completing the study, Beacon Hill used the services of Knight Piésold Ltd., SRK Consulting (U.S.) Inc., Kaehne Consulting Ltd., Kirkham Geosystems Ltd., R. McCusker, P.Geo., and F. Wright Consulting Inc. There are a number of deposits located on the Robertson property; however, Altenburg Hill, Porphyry, and Gold Pan are advanced development zones and are the subject of this PEA and based upon a combination of open pit mining methods and cyanide heap leach.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2014 Page 5

The results of the evaluation are as follows:

Resources and Mining

• Est. inferred resources at a cut-off of 0.005 oz. Au/t	78.2 million tons grading 0.0138 oz. Au/t
• In situ gold	1,080,900 oz.
• Development period to construction decision	5 years
• Mine life	10.5 years
• Average production rate	21,300 tpd
• Ore to waste Strip Ratio	0.6:1
• Leach recovery HG cut off 0.0147 oz. Au/t	67%
• Leach recovery LG cut off 0.005 to 0.0147 oz. Au/t	45%
• Saleable gold	608,000 oz.

Note:
Mineral resources that are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred resources as an Indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to the Indicated or Measured mineral resource category.

Economics

Two alternatives were reviewed: owner operated and contractor operated. The results shown are after tax. Taxes are considered indicative only.

Description	Owner Operated	Contractor Operated
	US$ millions	US$ millions
Development Cost	16.5	16.5
Initial Capital Cost	122.1	97.0
Ongoing Capital Cost	54.2	26.1
Average Operating Cost US$/ton mined	5.28	6.45

Results of Economic Analysis at Various Gold Prices (Owner Operated)

Gold Price US$/oz	IRR %	NPV undiscounted US$ million	NPV discounted 5% US$ million	Payback Period Years
1,350	15.44	180.6	96.2	5.91
1,500	20.13	247.2	147.1	4.72
1,750	27.40	358.3	230.7	3.91

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2014 Page 6

Results of Economic Analysis at Various Gold Prices (Contactor Operated)

Gold Price US$/oz	IRR %	NPV undiscounted US$ million	NPV discounted 5% US$ million	Payback Period Years
1,350	15.43	159.4	85.4	5.94
1,500	20.96	226.4	135.9	4.86
1,750	29.18	337.8	219.7	3.82

Note:
It should be noted that the economic analysis of this deposit is based upon the expenditures from the time a construction decision is taken, and that all development costs to that point have been considered as sunk costs whether they have been expended or not at this time.

The PEA is considered preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Mineral resources that are not mineral reserves have not yet demonstrated economic viability. Due to the uncertainty that may be attached to the inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration or mineral reserves once economic considerations are applied. Therefore, there is no certainty that the production profile concluded in the PEA will be realized.

The PEA indicates that the Robertson Property is one of merit that warrants further development. The first phase of this development is recommended to be exploration drilling, metallurgical test work, environmental studies, and permitting and completion of a prefeasibility study. The cost of this work is estimated to be US$7.9 million as shown below.

Summary of Expenditures to Completion of Prefeasibility

Description	Estimated Cost $
Royalty and Regulatory Fees	351,680
Exploratory and definition drilling	2,817,000
Metallurgical test work program	900,000
Environmental program	1,826,138
Preliminary Feasibility Study	1,495,000
Contingency	510,182
Total	7,900,000

Exploration and definition drilling consists of the following:

The Phase I should consist of drilling 40 HQ diameter diamond core holes and 42 RC holes having an average depth of 400-500 ft and totaling about 40,000 ft in the;

1.
Porphyry Zone: “Twinning” 10 percent (20 holes) of the historic drill holes by diamond core drilling to determine if “historic” Amax drilling data can be used with confidence to upgrade the level of confidence in the resources. In addition, a further 17 RC holes, totaling about 7,600 ft, to be drilled along the west and south boundaries of the Porphyry Zone to test for possible extensions to mineralization.

2.	Altenburg Hill/South Porphyry Area: Twenty-five RC holes totaling 12,400 ft.

3.	Gold Pan Zone: Twenty wide-spaced diamond core holes totaling 10,000 ft to verify continuity and grade returned in historic drilling.

4.	Altenburg Hill/South Porphyry: Based on results on the Phase I RC drilling follow up diamond core drilling (20 holes) is to be conducted in this area

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2014 Page 7

The proposed metallurgical test work consists of variability testing, and will be performed on samples obtained both spatially and at depth for the oxide and transition to sulfide ore zones. This work will encompass;

•	preparation of composite material representing larger zones of each deposit to define the crush size and other process conditions;
•	crushing work index and abrasion testing;
•	mineralogical evaluation of column feed and products;
•	extensive column work to determine optimum crush size and other process conditions;
•	similar testing as was performed on oxide materials to be done on sulfide and transition zone materials;
•	additional processing parameters to be investigated including reagent use and concentrations;
•	leach evaluation on material that is below the cut-off grades of the various deposits, which was classified as waste based on dump leaching of run of mine, low grade materials;
•	Laboratory test work on up to 10 tonnes of 100% minus 300 mm (~12”) feed.

Note also that the PEA concerns only the relatively shallow portions of these three deposits: Gold Pan, Porphyry and Altenburg Hill. Other deposits such as Distal, 39A, Triplet Gulch, and a zone to the east of Gold Pan were not part of this study. However, all deposits form part of the 2011 calculation of the resources by Beacon Hill using a base case of US$1,350 per ounce (Inferred mineral resource of 191 million tonnes at 0.0143 oz Au/ton containing a total of 2.741 million ounces). It should be noted that the resources are reported with consideration for their reasonable expectation of economic extraction as defined using an optimized pit shell.

The PEA also shows the logistical advantages of the Robertson Property; namely:

•
Nevada State Highway 305, a paved all weather road, which is the main access to Barrick’s Cortez Operations (adjoins the Robertson Property to the south), crosses the south east corner of the property;

•	A network of gravel roads gives easy access to the gold resources at the Robertson Property;
•	The gold resources are on the south east edge of the Shoshone Range. The leach pads can be built on the basinal flat land, only a short haul from the planned pits;
•
The electric power transmission line that supplies Cortez parallels State Highway 306, and crosses the Robertson Property. The proposed gold recovery plant would be built adjoining the power transmission line (i.e. internal power lines will be very short);

•
Workers at Cortez are bussed from Elko for a 12 hour shift, four days per week. Personnel at the Robertson Property would enjoy a slightly shorter commute from Elko, or, alternatively, they could live in Crescent Valley, Nevada, which is eight miles away on the State Highway 306.

Outlook

Coral is anticipating Barrick to begin drilling on the Gold Ridge property once all necessary permits have been received; Barrick has offered to provide Coral with monthly reports on drilling and other exploration activities which the Company will release to the public as they are received. Further, Coral intends to continue to move the Robertson core claims towards prefeasibility by following the recommendations laid out in the PEA (see news release dated January 18, 2012) once market conditions are favorable for raising additional capital.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2014 Page 8

Selected Annual Information

The following financial data is derived from the Company’s audited consolidated financial statements for the three recently completed financial years:

Year ended	January 31, 2014	January 31, 2013	January 31, 2012
	$	$	$
Revenue	-	-	-
Loss before other items and taxes	(860,517)	(1,365,288)	(772,587)
Loss for the year	(50,871)	(1,542,564)	(773,813)
Loss per share	(0.00)	(0.05)	(0.02)
Total assets	19,856,395	20,330,548	20,756,599
Total liabilities	2,750,713	3,435,002	2,719,920
Working capital	(486,109)	(539,814)	1,166,633

The Company had a loss of $50,871 for the year ended January 31, 2014 (“fiscal 2014) as compared to a loss of $1,542,564 for the year ended January 31, 2013 (“fiscal 2013”). The decrease in loss for the year is primarily due to a reduction in share-based payments and recovery of deferred income tax expense. Share-based payments were $9,350 during fiscal 2014 compared to $855,773 in 2013, because no stock options were granted during this year. For the year ended January 31, 2014, the Company recognized a recovery of deferred income taxes of $647,855 compared to deferred income tax expense of $147,978 during fiscal 2013.

During the year ended January 31, 2014, the Company closed a private placement raising gross proceeds of $369,450 to cover operating costs. As a result working capital increased in the fiscal year. Most of the Company’s expenditures relate to exploration activities, and are capitalized in accordance with the Company’s accounting policy and included in exploration and evaluation assets. Consequently, a significant amount of the Company’s working capital used throughout the years is converted from a current asset to a long-term asset as opposed to appearing on the Statement of Operations and Comprehensive Loss. However, in fiscal 2014, the Company cancelled its interest on a number of claims, which decreased its exploration and evaluation assets from $19,264,220 in fiscal 2013 to $19,027,044 in fiscal 2014.

The Company continues to have reclamation bonds with the State of Nevada, which have a carrying value of $529,408 at January 31, 2014 as compared to $474,034 at January 31, 2013, an increase of $55,374. The Company plans to fulfill its obligation. However, as the result of planned exploration on the Robertson property, the Company has deferred the reclamation work at this time.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2014 Page 9

Results of Operations

Summary of Quarterly Results

	2014	2013	2013	2013	2013	2012	2012	2012
Period ended	Jan 31 Q4	Oct 31 Q3	Jul 31 Q2	Apr 30 Q1	Jan 31 Q4	Oct 31 Q3	Jul 31 Q2	Apr 30 Q1
	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-
Income/Loss for the period	81,930	(67,232)	(79,124)	13,555	(318,228)	(380,170)	(106,257)	(737,909)
Loss per Share	0.00	(0.00)	(0.00)	0.00	(0.00)	(0.01)	(0.00)	(0.02)
Total Assets	19,856,395	20,270,791	20,274,556	20,208,422	20,330,548	20,100,685	20,028,500	20,343,078

Quarterly costs fluctuate with non-cash items such as share-based payments, gains and losses on the sale of investments, deferred income tax, and foreign exchange variances.

Because the Company has not generated any income in recent years, total assets trend downward during the periods when there are no new funds raised. However, the majority of expenditures are capitalized as exploration and evaluation assets. Therefore, total asset value does not decrease as dramatically as working capital will. When there is a sharp increase in total assets, it is often because cash was raised through the issuance of new equity shares.

During the quarter ended July 31, 2013, the Company closed a private placement raising gross proceeds of $369,450 by issuing 3,694,500 units at a price of $0.10 per unit. Each Unit consists of one common share and one common share purchase warrant (the "Warrants") exercisable at a price of $0.15 per warrant for a period of 24 months. During the quarter ended April 30, 2013, the Company completed a shares for debt settlement transaction to settle outstanding debt totaling $128,723 through the issuance of 514,892 common shares at a deemed value of $0.25 per common share.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2014 Page 10

Three months ended January 31, 2014 compared with the three months ended January 31, 2013

	2014	2013	Note
Operating and Administrative Expenses
Consulting fees	$5,836	$3,000
Depreciation	6,244	462
Directors’ fees	9,000	7,500
Finance costs	11,850	19,377
Investor relations	546	4,460	1
Impairment of exploration and evaluation assets	498,528	-	2
Professional fees	59,557	33,700	3
Regulatory and compliance fees	3,464	4,045
Management fees	7,500	7,500
Office and miscellaneous	3,767	15,228	4
Salaries and benefits	11,273	33,571	5
Share-based payments	1,075	(2,611)
Travel	361	2,857
	619,001	129,089
Loss before other items and tax	(619,001)	(129,089)
Other Income
Interest and other income	64	61
Foreign exchange gain (loss)	6,672	(17,780)
Gain on sale of investment	-	16,895
Gain on settlement of debt	46,340	-
Write-down of investment securities	-	(40,337)
Loss Before Income Tax	(565,925)	(170,250)
Deferred income tax expense	647,855	(147,978)
Net Income (Loss) For the Period	81,930	(318,228)	6
Other Comprehensive Loss
Items that may be reclassified subsequently to income or loss
Unrealized gain (loss) on investment in securities	24,072	133,955
Comprehensive Loss For the Period	106,002	(184,273)
Loss per Share - Basic and Diluted	$0.00	$(0.01)

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2014 Page 11

1.
Investor relations expenses for the three months ended January 31, 2014 was $546 compared to $4,460 in the comparable quarter. The decrease of $3,914 is the result of fewer promotional events and activities undertaken by the Company. The Company decreased the number of promotional activities during the quarter due to a reduction in operating activities.

2.
Impairment of exploration and evaluation assets expenses were $498,528 for the three months ended January 31, 2014. The increase of $498,528 compared to the three months ended January 31, 2013 was due to the Company determining that 184 of its claims were insignificant to the core property, and their carrying value was written off.

3.
Professional fees for the three months ended January 31, 2014 were $59,557 compared to $33,700 in the three months ended January 31, 2013. The increase of $25,857 relates to legal fees incurred in relation to joint venture discussions finalized subsequent to the year-end.

4.
Office and miscellaneous expenses for the three months ended January 31, 2014 were $3,767 compared to $15,228 in the comparative quarter, a decrease of $11,461. During the quarter, the Company reallocated some of its common costs allocations to reflect a decrease in operating activities.

5.
Salaries and benefits for the quarter ended January 31, 2014 were $11,273 compared to $33,571 in the comparative quarter, a decrease of $22,298. During the current quarter, the Company decreased some of its payroll costs to reflect a decrease in operating activities.

6.
As a result of the foregoing, net income for the quarter ended January 31, 2014 was $81,930 compared to a loss of $318,228 for the quarter ended January 31, 2013, a decrease in loss of $400,158. The decrease in loss decreased the loss per share from $0.01 for the quarter ended January 31, 2013 to $0.00 in the current quarter.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2014 Page 12

Year ended January 31, 2014 compared with the Year ended January 31, 2013

	2014	2013	Note
Operating and Administrative Expenses
Consulting fees	$18,836	$12,000
Depreciation	6,975	1,849
Directors’ fees	18,000	16,500
Finance costs	11,850	27,561
Investor relations	10,305	70,518	1
Impairment of exploration and evaluation assets	498,528	-	2
Professional fees	87,669	39,004	3
Regulatory and compliance fees	23,603	26,157
Management fees	30,000	67,500	4
Office and miscellaneous	44,426	73,088	5
Salaries and benefits	95,134	153,137	6
Share-based payments	9,350	855,773	7
Travel	5,841	22,201	8
	860,517	1,365,288
Loss before other items and tax	(860,517)	(1,365,288)
Other Income
Interest and other income	248	4,252
Foreign exchange gain (loss)	7,903	(15,369)
Gain on sale of investment	107,300	22,155	9
Gain on settlement of debt	46,340	-
Write-down of investment securities	-	(40,337)
Loss Before Income Tax	(698,726)	(1,394,586)
Deferred income tax recovery (expense)	647,855	(147,978)
Net Loss For the Year	(50,871)	(1,542,564)	10
Other Comprehensive Loss
Items that may be reclassified subsequently to income or loss
Unrealized loss on investment in securities	(197,176)	(454,342)	11
Comprehensive Loss For the Period	(248,047)	(1,996,906)
Loss per Share - Basic and Diluted	$(0.00)	$(0.05)

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2014 Page 13

1.
Investor relations expense for the year ended January 31, 2014 was $10,305 compared to $70,518 in the comparative period. The decrease of $60,213 is the result of fewer promotional events and activities undertaken by the Company. The Company decreased the number of promotional activities during the quarter due to a reduction in operating activities.

2.
Impairment of exploration and evaluation assets expenses were $498,528 for the year ended January 31, 2014. The increase of $498,528 compared to the year ended January 31, 2013 was due to the Company determining that 184 of its claims were insignificant to the core property, and their carrying value was written off.

3.
Professional fees for the year ended January 31, 2014 were $87,669 compared to $39,004 for the year ended January 31, 2013, an increase of $48,665. The increase relates to one time fees charged for the Company’s United States reporting requirements.

4.
Management fees in the year ended January 31, 2014 were $30,000 compared to $67,500 in the comparative year, a decrease of $37,500. During the second quarter of 2013, the chairman of the board resigned and a management fee is no longer paid.

5.
Office and miscellaneous expenses in the year ended January 31, 2014 were $44,426 compared to $73,088 in the previous year, a decrease of $28,662. During the period, the Company reallocated some of its common cost allocations to reflect a decrease in operating activities.

6.
Salaries and benefits for the year ended January 31, 2014 was $95,134 compared to $153,137 in the comparative year, a decrease of $58,003. During the current year, the Company reduced some of its payroll costs to reflect a decrease in operating activities.

7.
Share-based payments for the year ended January 31, 2014 were $9,350 compared to $855,773 in the comparative year, a decrease of $846,423. During the comparative year the company granted 1,765,000 stock options to directors, officers, employees, and consultants. The share-based payments in the current year relate to the extension of the expiry date of 6,464,120 warrants by one year and the vesting of previously granted stock options. No stock options were granted in the current year.

8.
The Company sold shares held of a related party to provide cash for operations. The gain on these shares was $107,300 for 370,000 shares sold in the year ended January 31, 2014, compared to $22,155 for 58,500 shares sold in the year ended January 31, 2013.

9.	As a result of the foregoing, net loss for the year ended January 31, 2014 was $50,871, a decrease in loss of $1,491,693 compared to the year ended January 31, 2013.

10.
Unrealized loss on investments in securities during the period ended January 31, 2014 was $197,176 compared to $454,342 in the comparative period, a net change of $257,166. The change is due to fluctuations in the fair market values of the securities held.

Liquidity and Capital Resources

Currently, the Company has no operating income, but is earning interest income on its entire cash holdings. Historically, the Company has funded its operations through equity financings and the exercise of stock options and warrants.

During the year ended January 31, 2014 the Company incurred exploration expenditures of $255,308 and recognized an impairment of its exploration and evaluation assets of $498,528 due to the write-off of 184 insignificant claims. The net effect of these transactions was a decrease in the Company’s mineral property carrying value on the Robertson Property by $243,220. At January 31, 2014, the Company had a working capital deficiency of $486,109 and cash of $8,074.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2014 Page 14

In March 2014, the Company received $705,500 in a non-brokered private placement with Barrick Gold Corporation, in which Barrick subscribed to 4,150,000 of the Company’s shares. These funds will be used to fund the next phase of development and to ensure that the Company has sufficient cash on hand to finance limited exploration work on its mineral properties and maintain administrative operations. The Company is in the exploration stage. The investment in and expenditures on the mineral property comprise substantially all of the Company’s assets. The recoverability of amounts shown for its mineral property interest and related deferred costs are dependent upon the continued support of its directors, the discovery of economically recoverable reserves, and the ability of the Company to obtain the financing necessary to complete development and achieve profitable operations in the future. The outcome of these matters cannot be predicted at this time.

Mineral exploration and development is capital intensive, and in order to maintain its interest the Company will be required to raise new equity capital in the future. There is no assurance that the Company will be successful in raising additional new equity capital.

The change in cash flow activities can be summarized as follows:

	January 31, 2014	January 31, 2013
	$	$
Operating activities	(291,689)	(88,343)
Investing activities	(81,453)	(1,211,684)
Financing activities	366,450	-
Effect of exchange rate fluctuations on cash and cash equivalents	316	(15)
Net decrease in cash	(6,376)	(1,300,044)
Cash and cash equivalents, beginning of period	14,450	1,314,494
Cash and cash equivalents, end of period	8,074	14,450

Cash used in operating activities is primarily comprised of operating and administrative expenses, as the Company is at the exploration stage and has no sources of revenue. The increase in cash used in operating activities during the year ended January 31, 2014 compared to the year ended January 31, 2013 is primarily due to a decrease in the balance of accounts payable which resulted from the issuance of shares for debt. During the period the Company issued 514,892 common shares to four related companies settling amounts payable totalling $128,723 at a deemed price of $0.25 per share.

The Company’s expenditures of $218,352 on exploration and evaluation assets account for a significant portion of the funds used in investing activities during the year ended January 31, 2014. During the comparative period expenditures on exploration and evaluation activities were $1,179,581. During the year ended January 31, 2014, the Company disposed of 370,000 shares of a related Company for gross proceeds of $136,899.

The Company is dependent on equity financing to fund its operations. For the years ended January 31, 2014 and 2013 the Company issued no common shares upon exercise of options and warrants.

Off-balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2014 Page 15

Transactions with Related Parties

In the normal course of operations the Company transacts with companies related to its directors or officers. Related party transactions for the year ended January 31, 2014 and 2013 are as follows:

	January 31, 2014	January 31, 2013	January 31, 2012

Directors	$18,000	$16,500	$12,000
Oniva International Services Corp.	126,274	230,920	266,885
Sampson Engineering Inc.	18,000	26,564	40,109
Wear Wolfin Designs Inc.	12,000	12,000	12,000
Saulnier Capital	9,690	-	-
Frobisher Securities Ltd.	-	37,500	75,000
Intermark Capital Corp.	30,000	30,000	30,000
	$213,964	$353,484	$$435,994

These charges were measured at the estimated fair values of the services provided or goods received.

The Company has entered into a cost-sharing agreement to reimburse Oniva for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses referred to above. The agreement may be terminated with one month’s notice by either party.

Advances receivable from related parties as at January 31, 2014 and January 31, 2013 comprise of:

	January 31, 2014	January 31, 2013
Levon Resources Ltd.	$43,908	$33,043
Great Thunder Gold (formerly Mill Bay Ventures)	2,263	-
	46,171	33,043

Advances payable to related parties as at January 31, 2014 and January 31, 2013 comprise of:

	January 31, 2014	January 31, 2013
Directors	$34,500	$16,500
Oniva International Services Corp.	153,566	131,269
Sampson Engineering Inc.	18,641	12,641
Wear Wolfin Designs Inc.	13,860	7,840
Saulnier Capital	4,028	-
Frobisher Securities Ltd.	4,200	7,026
Intermark Capital Corp.	34,650	19,600
	$263,445	$194,876

Amounts due are without stated terms of interest or repayment.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2014 Page 16

Disclosure of Key Management Personnel Compensation

Key management personnel include the members of the Board of Directors and officers of the Company, who have the authority and responsibility for planning, directing, and controlling the activities of the Company. The remuneration of directors and officers for the year ended January 31 was as follows:

	2014	2013	2012
Salaries, bonuses, fees and benefits
Members of the Board of Directors	$66,000	$110,564	$117,000
Other members of key management	43,707	57,162	47,774

Share-based payments
Members of the Board of Directors	-	269,501	-
Other members of key management	-	50,821	-
	$109,707	$488,048	$164,774

Proposed Transactions

The Company does not currently have any proposed transactions.

Critical Accounting Estimates

Significant areas requiring the use of management estimates include the recoverability of amounts receivable, the recoverable value of exploration and evaluation assets, the estimation of the useful lives of property and equipment, the recoverability and measurement of deferred income tax assets and liabilities, the provisions for estimated site restoration obligations, and the inputs used in accounting for share-based payments expense. While management believes that these estimates are reasonable, actual results could differ from those estimates, and could have a material impact to the results of operations and cash flows of the Company.

New Accounting Standards Adopted by the Company

The mandatory adoption of the following new and revised accounting standards and interpretations on February 1, 2013 had no significant impact on the Company’s consolidated financial statements for the years presented:

IFRS 10 – Consolidated Financial Statements
IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns  from its involvement with the investee and has the ability to affect those returns through its power over the investee. IFRS 10 replaces SIC-12 Consolidation - Special Purpose Entities and parts of the previous IAS 27 Consolidated and Separate Financial Statements.

IFRS 11 – Joint Arrangements
IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or a joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under IFRS 11, proportionate consolidation is no longer permitted.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2014 Page 17

IFRS 12 – Disclosure of Interests in Other Entities
IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities.

IFRS 13 – Fair Value Measurement
IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It also establishes disclosures about fair value measurement.

IAS 1 – Presentation of Financial Statements
In June 2011, the IASB issued an amendment to IAS 1, which requires entities to separately present items in other comprehensive income based on whether or not they may be reclassified to profit or loss in future periods.

IAS 27 – Separate Financial Statements
As a result of the issue of IFRS 10, IFRS 11 and IFRS 12, IAS 27 Separate Financial Statements has been reissued, as the consolidation guidance will now be included in IFRS 10. IAS 27 has been reissued to only prescribe the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements.

IAS 28 – Investments in Associates and Joint Ventures
As a consequence of the issuance of IFRS 10, IFRS 11 and IFRS 12, IAS 28 has been amended to provide accounting guidance for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. The amended IAS 28 is applied by all entities that are investors with joint control of, or significant influence over, an investee.

IFRIC 20 – Production Stripping Costs
In October 2011, the IASB issued IFRIC 20, which requires the capitalization and depreciation of stripping costs in the production phase if an entity can demonstrate (i) that it is probable future economic benefits will flow to the entity, (ii) the component of the ore body for which the access has been improved is identifiable, (iii) the costs related to the stripping activity associated with that component can be reliably measured.

Accounting Standards and Amendments Issued But Not yet Effective

Certain pronouncements were issued by the IASB or the IFRS Interpretations Committee that are mandatory for accounting periods beginning on or after January 1, 2014.

The following standards will be adopted effective February 1, 2014:

IAS 36 – Impairment of Assets
In May 2013, the IASB issued an amendment to address the disclosure of information about the recoverable amount of impaired assets or a CGU for periods in which an impairment loss has been recognized or reversed. The amendments also address disclosure requirements applicable when and asset’s or a CGU’s recoverable amount is based on fair value less costs of disposal. Management does not expect that the adoption of this standard will have a significant effect on the consolidated financial statements of the Company other than additional disclosures.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2014 Page 18

IFRIC 21 – Levies
In May 2013, the IASB issued IFRIC 21, Levies (“IFRIC 21”), an interpretation of IAS 37, Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“obligating event”). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. Management does not expect that the adoption of this standard will have a significant effect on the consolidated financial statements of the Company other than additional disclosures.

The following standard will be adopted effective February 1, 2015:

IFRS 9 – Financial Instruments
In November 2009, as part of the IASB project to replace IAS 39 Financial Instruments: Recognition and Measurement, the IASB issued the first phase of IFRS 9 Financial Instruments that introduces new requirements for the classification and measurement of financial assets. The standard was revised in October 2010 to include requirements regarding classification and measurement of financial liabilities.

We are currently evaluating the impact the final interpretation is expected to have on our consolidated financial statements.

Financial Instruments

The Company has classified its cash and cash equivalents as FVTPL. Marketable securities are classified as available for sale, and amounts due from related parties are classified as loans and receivables. Accounts payable and amounts due to related parties are classified as other liabilities. The fair values of the Company’s cash and cash equivalents, due from related parties, due to related parties, and accounts payable approximate their carrying values because of the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks such as credit risk, liquidity risk, and market risk.

Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash and cash equivalents is exposed to credit risk. The Company is not exposed to significant credit risk on amounts receivable (excluding GST).

The Company manages credit risk, in respect of cash, by maintaining the majority of cash at high credit rated Canadian financial institutions.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2014 Page 19

Concentration of credit risk exists with respect to the Company’s cash and cash equivalents and reclamation deposits as the majority of the amounts are held with a single Canadian and US financial institution. The Company’s concentration of credit risk and maximum exposure thereto is as follows:

	January 31, 2014	January 31, 2013

Cash held at major financial institutions
Canada – cash	$4,706	$11,741
US - cash	3,368	2,709

	8,074	14,450
Reclamation deposits held at major financial institutions	529,408	474,034

Total cash and reclamation deposits	$537,482	$488,484

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company has cash at January 31, 2014 in the amount of $8,074 (January 31, 2013 - $14,450) in order to meet short-term business requirements. At January 31, 2014, the Company had current liabilities of $499,993 (January 31, 2013 - $595,964). Accounts payable have contractual maturities of approximately 30 days, and are subject to normal trade terms. Amounts due to related parties are without stated terms of interest or repayment.

The Company will require significant cash funding to conduct its planned exploration programs, meet its administrative overhead costs, and maintain its mineral properties in 2014. This will require the Company to continue to monitor its financing requirements.

Market risk

Market risk consists of interest rate risk, foreign currency risk, and other price risk. These are discussed further below.

Interest rate risk

Interest rate risk consists of two components:

(i)
To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rate in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

The Company is exposed to interest rate price risk with respect to reclamation deposits as they bear interest at market rates. However, given the stated rates of interest are fixed, the Company is not exposed to significant interest rate price risk as at January 31, 2014 and January 31, 2013.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2014 Page 20

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in foreign currency.

The Company is exposed to foreign currency risk with respect to cash, other amounts receivable, accounts payable and accrued liabilities, and amounts payable to related parties, as a portion of these amounts are denominated in US dollars as follows:

	January 31, 2014	January 31, 2013

Cash	US$ 3,024	US$ 6,884
Other amounts receivable	2,085	1,847
Amounts receivable from a related parties	41,454	33,132
Reclamation bonds	475,317	475,317
Accounts payable	(117,288)	(308,034)

Net exposure	US$ 404,592	US$ 209,146

Canadian dollar equivalent	$450,634	$208,937

Based on the net Canadian dollar denominated asset and liability exposures as at January 31, 2014, a 10% (January 31, 2013 – 10%) fluctuation in the Canadian/US exchange rates will impact the Company’s net loss and comprehensive loss by approximately $45,063 (January 31, 2013 - $20,894).

The Company manages foreign currency risk by minimizing the value of financial instruments denominated in foreign currency. The Company has not entered into any foreign currency contracts to mitigate this risk.

Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is exposed to other price risk with respect to its investment securities, as they are carried at fair value based on quoted market prices.

The Company’s ability to raise capital to fund mineral resource exploration is subject to risks associated with fluctuations in mineral resource prices. Management closely monitors commodity prices, individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2014 Page 21

Outstanding Share Data

The Company had the following issued and outstanding share capital as at January 31, 2014 and May 29, 2014:

Common shares: 37,773,041 as of January 31, 2014 and 41,923,041 as of May 29, 2014.

Stock options:

Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options (January 31, 2014)	Number of Shares Remaining Subject to Options (May 29, 2014)
January 13, 2015	$0.76	515,000	515,000
September 17, 2015	$0.45	550,000	550,000
January 21, 2016	$0.80	420,000	420,000
February 22, 2017	$0.40	900,000	900,000
February 22, 2014	$0.40	90,000	-
October 12, 2017	$0.30	680,000	680,000
March 14, 2019	$0.24	-	1,420,000
TOTAL:		3,155,000	4,485,000

Warrants:

Expiry Date	Exercise Price Per Share	Number of Underlying Shares (January 31, 2014)	Number of Underlying Shares (May 29, 2014)
October 1, 2014*1	$0.75	4,709,120	4,709,120
October 23, 2014*2	$0.75	1,755,000	1,755,000
July 17, 2015	$0.15	3,694,500	3,694,500
TOTAL:		10,158,620	10,158,620

*
On March 28, 2012, the TSX Venture Exchange approved the 1st extension of these warrants to October 1, 2012 and October 23, 2012. On September 20, 2012, the TSX Venture Exchange approved the 2nd extension of these warrants to October 1, 2013 and October 23, 2013. On September 19, 2013, the TSX Venture Exchange approved the 3rd extension of these warrants to October 1, 2014 and October 23, 2014.

1	Original expiry date: April 1, 2012
2	Original expiry date: April 23, 2012

Disclosure Controls and Procedures

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for evaluating the effectiveness of the Company’s disclosure controls and procedures, and have concluded, based on our evaluation, that they are effective as at January 31, 2014 to ensure that information required to be disclosed in reports filed or submitted under Canadian securities legislation is recorded, processed, summarized, and reported within the time period specified in those rules and regulations.

Internal Controls over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting, or causing them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2014 Page 22

The Company assessed the design of the internal controls over financial reporting as at January 31, 2014 and concluded that there are material weaknesses in internal controls over financial reporting, which are as follows:

a)	Due to the limited number of staff resources, the Company believes there are instances where a lack of segregation of duties exist to provide effective controls; and

b)	Due to the limited number of staff resources, the Company may not have the necessary in-house knowledge to address complex accounting and tax issues that may arise.

The weaknesses and their related risks are not uncommon in a company the size of Coral because of limitations in size and number of staff. The Company believes it has taken steps to mitigate these risks by increasing additional accounting personnel, consulting outside advisors and involving the Audit Committee and Board of Directors in reviews and consultations where necessary. However, these weaknesses in internal controls over financial reporting could result in a more than remote likelihood that a material misstatement would not be prevented or detected. The Company believes that it must take additional steps to further mitigate these risks by consulting outside advisors on a more regular and timely basis.

There have been no changes in the Company’s internal controls over financial reporting that occurred during the year ended January 31, 2014 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Approval

The Board of Directors of the Company has approved the disclosure contained in this MD&A.

Cautionary Statement

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of May 29, 2014. Except for historical information or statements of fact relating to the Company, this document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. These statements involve known and unknown risks, uncertainties, and other factor that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements.